                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Novatek International, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                                     Common
                   -------------------------------------------
                         (Title of Class of Securities)

                                   669932 501
                   -------------------------------------------
                                 (CUSIP Number)

                              Vincent D. Celentano
                               987 Hillsboro Mile
                            Hillsboro Bch, Fl 33062
                                 (954) 786-0150
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 1996
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 669932 501                                        Page 2 of 4 Pages

1.      NAME OF REPORTING PERSON
        Celantano Limited Partnership


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[  ]
                                                        (b)[  ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        0

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]

6.      CITIZENSHIP OR PLACE OR ORGANIZATION
        New Hampshire


                  7.    SOLE VOTING POWER
                        (see 2 of 5)
     NUMBER OF           2,002,638 Shares common - vote cast by General Partner
      SHARES      8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY      9.   SOLE DISPOSITIVE POWER
        EACH
REPORTING PERSON 10.   SHARED DISPOSITIVE POWER
        WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,638 Shares Common Stock


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                            [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14.     TYPE OF REPORTING PERSON*
        PN

CUSIP NO. 669932 501                                        Page 3 of 4 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

Response to Items 1 through 7:

Item 1. Security and Issuer

Class:                             Common Stock
Name:                              Novatek International, Inc.
Address:                           1401 Neptune Drive
                                   Boyton Beach, FL 33426
Item 2. Identity and Background

        (a)- (c):
        Shareholder is:            Celentano Limited Partnership
                                   a New Hampshire Partnership
                                   Statutory Agent: CT Corporation
                                   9 Capitol St., Concord, NH 03301
                                   Business mailing address see below.


        The Limited Partners are:  The Trust for David W. Celentano
                                   The Trust for Vincent L. Celentano
                                   The Trust for William D. Celentano

        The General Partner is:    Middlebury Enterprises, Inc.
                                   a New Hampshire Partnership
                                   Vincent D. Celentano, Sole Shareholder
                                   Sole Officer, & Sole Director

        Principal Activity of
        Partnership:               Investments

        Mailing address of the
        above:                     987 Hillsboro Mile
                                   Hillsboro Beach, Florida 33062

        (d)                        N/A
        (e)                        N/A
        (f)                        USA



Item 3. Source and Amount of Funds or Other Considerations

Medical Products, Inc. a Florida Corporation merged with Novatek International Holdings, Inc., A Florida Corporation, wholly owned by Novatek International Inc. Celentano Limited Partnership held a 50% stock interest in Medical Products, Inc. Novatek International Holdings, Inc. exchanged stock with the Celentano Limited Partnership for Medical Products, Inc. stock.

CUSIP NO. 669932 501                                        Page 4 of 4 Pages


Item 4. Purpose of Transaction

        (a)    N/A
        (b)    N/A
        (c) There has been a discussion wherein it might be in the best interests of the Company to review its construction business activities , and then; expand profitable construction business and sell unprofitable business.
        (d)    N/A
        (e)    N/A
        (f)    N/A
        (g)    N/A
        (h)    N/A
        (i)    N/A
        (j)    N/A

Item 5. Interest in Securities of the Issuer

        (a) Celantano Limited Partnership owns 2,002,638 shares of Common Stock (16.5% at the time of issue)
        (b) Middlebury Enterprises, Inc. has the sole power to vote the 2,002,638 shares of Common Stock. Vincent D. Celentano is president, sole shareholder and sole director of Middlebury Enterprises, Inc.
        (c)    None
        (d)    N/A
        (e)    N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        N/A

Item 7. Material to be Filed as Exhibits

        N/A


                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in the Statement is true, complete and correct.

Dated:  July 23, 1996


                                  By    Celentano Limited Partnership
                                        Middletbury Enterprises, Inc

                                        /s/ Vincent D. Celantano
                                        ----------------------------------
                                        President & General Partner